UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

THE GOLDFIELD CORPORATION

(Name of Subject Company)

THE GOLDFIELD CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

381370105

(CUSIP Number of Class of Securities)

Stephen R. Wherry

Acting Co-Chief Executive Officer

The Goldfield Corporation

1684 W. Hibiscus Boulevard

Melbourne, Florida 32901

(321) 724-1700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert S. Matlin, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

(212) 536-4066

This Amendment No. 7 (“Amendment No. 7”) amends Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Goldfield Corporation, a Delaware corporation (“Goldfield” or the “Company”), with the Securities and Exchange Commission on December 1, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by FR Utility Services Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of FR Utility Services, Inc., a Delaware corporation (“FR Utility”), which is an affiliate of First Reserve Fund XIV, L.P., a Cayman Islands limited partnership, to purchase all of the issued and outstanding shares of Goldfield’s common stock, par value of $0.10 per share (the “Shares”), at a purchase price equal to $7.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, upon the terms and subject to the conditions set forth in the in the offer to purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. This Amendment No. 7 should be read together with the Schedule 14D-9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following immediately prior to the subsection titled “Cautionary Statement Regarding Forward-Looking Statements”:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City Time, on December 29, 2020 (the “Expiration Time”). American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary and Paying Agent”), has advised FR Utility and Acquisition Sub that, as of the Expiration Time, a total of 18,106,069 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 73.83% of the Shares outstanding as of the Expiration Time. In addition, the Depositary and Paying Agent has advised FR Utility and Acquisition Sub that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 1,260,410 additional Shares, representing approximately 5.14% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the condition to the Offer that there be that number of Shares validly tendered and not properly withdrawn pursuant to the Offer that represent at least a majority of all then outstanding Shares was satisfied, and all other conditions to the Offer were satisfied or waived. Accordingly, Acquisition Sub has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and will promptly pay for all such Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Shares validly tendered and not properly withdrawn pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Acquisition Sub owns at least the percentage of Shares that would be required to adopt the Merger Agreement without a vote of the stockholders of the Company. Accordingly, FR Utility and Acquisition Sub expect to complete the acquisition of the Company on December 30, 2020 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, all remaining outstanding Shares not accepted for payment in the Offer (other than Shares held in the treasury of Goldfield or owned by any direct or indirect wholly owned subsidiary of Goldfield and each Share owned by FR Utility, Acquisition Sub or any direct or indirect wholly owned subsidiary of FR Utility, or by any stockholders of Goldfield who have properly exercised their appraisal rights under Section 262 of the DGCL) that are outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive $7.00 in cash, without interest and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the New York Stock Exchange American. FR Utility and Acquisition Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 9. Exhibits.

Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(F) Joint Press Release of The Goldfield Corporation and FR Utility Services, Inc. dated December  30, 2020, announcing the closing of the tender offer (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by FR Utility Services, Inc. and FR Utility Services Merger Sub, Inc. with the SEC on December  1, 2020, as amended).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE GOLDFIELD CORPORATION

By:	/s/ STEPHEN R. WHERRY
Name: Stephen R. Wherry

Title: Acting Co-Chief Executive Officer,

Senior Vice President, Chief Financial Officer,

Treasurer and Assistant Secretary

(Co-Principal Executive Officer and Principal Financial and Accounting Officer)

Dated: December 30, 2020